UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 [Rule 13d-101]

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
  TO ss. 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO ss. 240.13d-2(a)

                                (Amendment No.1)

                            NETFABRIC HOLDINGS, INC.
                           --------------------------
                                (Name of Issuer)


                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                   ------------------------------------------
                         (Title of Class of Securities)

                                    64111Y107
                                 (CUSIP Number)


                                 Mr. Fred Nazem
                               44 East 73rd Street
                               New York, NY 10021


  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 August 16, 2007

             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

                               CUSIP NO 64111Y107
--------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Fred Nazem
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A  MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (A) |_|
                                                                        (B) |X|
--------------------------------------------------------------------------------
(3) SEC USE ONLY
--------------------------------------------------------------------------------
(4) SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
--------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(D) OR 2(E)
                                                                            |_|
--------------------------------------------------------------------------------
(6) CITIZENSHIP OR PLACE OF ORGANIZATION USA
--------------------------------------------------------------------------------
NUMBER OF SHARES         (7)  SOLE  VOTING  POWER     23,279,529*
BENEFICIALLY
OWNED BY EACH            -------------------------------------------------------
REPORTING PERSON
WITH                     (8)  SHARED  VOTING  POWER

                         -------------------------------------------------------
                         (9) SOLE DISPOSITIVE POWER   23,279,529*

                         -------------------------------------------------------
                         (10) SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                                           23,279,529 *
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) / EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                      24.2%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)      IN
--------------------------------------------------------------------------------

      * (1) These shares include 6,592,212 shares held by the Fred F. Nazem Children's' Trust, whose trustees are Alexander Nazem, Farhad Nazem and Sohelya Gharib. These shares are held in a trust for the benefit of the Reporting Person's children.

ITEM  1. SECURITY AND ISSUER.

            This Schedule 13D/A (the "Schedule 13D"), relates to common stock, par value $.001 ("Common Stock") of NetFabric Holdings, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 299 Cherry Hill Road, Parsippany, NJ 07054.

ITEM  2. IDENTITY AND BACKGROUND.

(a)This Schedule 13D is being filed by Fred Nazem ("Mr. Nazem"). The foregoing person is hereinafter sometimes referred to as the "Reporting Person."

(b)-(c) Mr. Nazem is a natural person and his principal occupation is a venture capitalist. The address of Mr. Nazem is 44 East 73rd Street, New York, NY 10021.

(d)-(e) During the last five years Mr. Nazem has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) been a party to civil proceedings of a judicial or administrative body of competent jurisdiction where as result of proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws of finding any violation with respect to such laws.

(f) Mr. Nazem is a US citizen.

ITEM  3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On August 16, 2007, Mr. Nazem and the Issuer entered into an agreement ("Agreement"). Pursuant to the Agreement, Mr. Nazem agreed to convert convertible debentures and accrued interest , in the aggregate amount of $218,882, into 5,472,050 shares of Common Stock.

ITEM  4. PURPOSE OF TRANSACTION.

            Mr. Nazem acquired the securities of the Issuer for general investment purposes. Mr. Nazem is not a party to any agreements to acquire any additional securities at this time. Notwithstanding the foregoing, Mr. Nazem retains the right to change his investment intent, to propose one or more possible transactions to the Issuer's Board of Directors, to acquire additional securities from time to time or to sell or otherwise dispose of all or part of the securities beneficially owned by him in any manner permitted by law.

Except as set forth above, there are no plans or proposals which the Reporting Person may have which relate to or would result in:

      (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer.

      (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

      (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.

      (d) any other material change in the Issuer's business or corporate structure.

      (e) any material change in the present capitalization or dividend policy of the Issuer other than as described herein.

      (f) any other material changes in the Issuer's business or corporate structure.

      (g) any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person.

      (h) the securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association.

      (i) in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

      (j) any action similar to any of those enumerated above.


ITEM  5. INTEREST IN SECURITIES OF THE ISSUER.

(a) See Items 11 and 13 of the cover page to this Schedule 13D for the aggregate number of Common Stock and percentage of Common Stock beneficially owned by the Reporting Person.

(b) See Items 7 through 10 of the cover page to this Schedule 13D for the number of Common Stock beneficially owned by the Reporting Person as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c) The Reporting Person has not effected any transactions in the class of securities described in the past 60 days.

(d) To the knowledge of the Reporting Person, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM  7. MATERIAL TO BE FILED AS EXHIBITS.

None.



                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: October 5, 2007                  /s/ Fred Nazem
                                        ------------------------
                                        Fred Nazem